Suite 1204- 120 Adelaide St. W
Toronto, Ontario
M5H 1T1
www.adiraenergy.com
t. 416.361.2211
f.416.361.6455
TSX.V: ADL

News Release

ADIRA ENERGY RECEIVES UPDATED RESOURCE REPORTS ON GABRIELLA
AND YITZHAK LICENSES OFFSHORE ISRAEL

TORONTO, March 13, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) today announced it has received two independent resource reports (collectively the “Reports”) including a best estimate in aggregate of 232.2 million barrels (“MMbbl”) of oil and condensate, including 110.1 MMbbl of contingent oil, and 1.8 TCF of gas on the Company’s Gabriella License and Yitzhak License (collectively, the “Licenses”) located offshore Israel. The Reports were prepared by Netherland, Sewell & Associates, Inc. (“NSAI”) of Houston, Texas and are available on SEDAR (www.sedar.com).

NSAI conducted an assessment of the Gross (100%) Contingent and Unrisked Prospective Resources located in the #378 / Gabriella block and the Gross (100%) Unrisked Prospective Resources in the #380 / Yitzhak block, both as of March 1, 2012. Approximately 465-km2 of 3D seismic data was acquired in 2010 and 2011 for the Licenses. The data was shot on an azimuth of 23 degrees and was processed by CGG Veritas. This survey was processed with another smaller 197-km2 3-D seismic survey shot on an azimuth of 343 degrees.

The following is a summary of the findings of the Reports as of March 1, 2012:

Summary of Best Estimate Contingent(1) and Prospective(2) Resources

Hydrocarbon	Classification	Best Estimate Gross
Oil (44°- 47° API)	Contingent (Gabriella)	110.1 MMbbl
Oil (44°- 47° API)	Prospective (Yitzhak)	79.1 MMbbl
	Total	189.2 MMbbl

Condensate	Prospective (Gabriella)	17.4 MMbbl
Condensate	Prospective (Yitzhak)	25.6 MMbbl
	Total	43.0 MMbbl

Gas	Contingent (Gabriella)	110.1 BCF
Gas	Prospective (Gabriella)	641.1 BCF
Gas	Prospective (Yitzhak)	1,023.2 BCF
	Total	1,774.4 BCF

(1)

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable because of one or more contingencies. The contingent resources shown in the table above have been estimated using probabilistic methods. The probability that the quantities of resources actually recovered will equal or exceed the estimated amounts for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, assuming a discovery is made, the best estimate contingent resources on the Gabriella and Yitzhak block have a reasonable chance of being commercial.

(2)

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. The prospective resources included in this report indicate exploration opportunities and development potential in the event a petroleum discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

The prospective resources shown in the table above have been estimated using probabilistic methods and are dependent on a petroleum discovery being made. If a discovery is made and development is undertaken, the probability that the recoverable volumes will equal or exceed the unrisked estimated amounts above for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, with the assumption a discovery is made, the unrisked best estimate prospective resources on the Gabriella and Yitzhak blocks have a reasonable chance of being commercial.

Jeffrey E. Walter, Chief Executive Officer commented: “We embrace the evaluation from Netherland Sewell as further confirmation that the Gabriella and Yitzhak licenses are high quality exploration assets within Adira’s portfolio. The initial drilling target for the Gabriella well will be the Jurassic carbonates which have tested oil within the Gabriella license. Netherland Sewell has classified these as contingent resources with a best estimate of 110.1 MMbbl of oil. By including associated gas, this estimate would increase to 128.4 MMboe.

Using high quality 3-D seismic we were able to properly image the Yitzhak structure and significantly increase previous estimates. The targeted Jurassic carbonates in the Yitzhak license are estimated to contain 79.1 MMbbl in Netherland Sewell‘s report. Associated gas would increase this estimate to 92.3 MMboe. Netherland Sewell estimates a 40% chance of geologic success for the undrilled Jurassic resource potential of Yitzhak making this an attractive target for initial drilling. Since Adira’s net interest in the Yitzhak license is 60%, the combined net effect from the Gabriella and Yitzhak licenses is an increase of over 19% from previous estimates of the Jurassic resources for our shareholders.

Projects with similar metrics to Gabriella and Yitzhak have been successfully and commercially developed in many locations around the world. As we progress with our drilling plans on both these Licenses, we believe that Adira and its partners could add oil to Israel’s expanding natural resources.”

Gabriella License – Contingent Resources

The Gabriella License is located approximately 24 kilometers northwest of Tel Aviv, in the waters offshore Israel. The block covers an area of approximately 390 square kilometers (97,000 acres) and is in water depths that range from 100 meters on the east side of the block to just over 425 meters on the southwest side of the block. One well, the Yam Yafo 1, has been drilled on the block.

The estimated gross (100%) contingent resources from the Jurassic Formation, as of March 1, 2012 are:

Summary of Gross (100 percent) Contingent Resource(1) Estimates, Jurassic Oil Prospects

Category	Oil (MMbbl)	Gas(2) (Bcf)	Oil Equivalent (Mmboe(3))
Low Estimate (1C)	29.7	29.7	34.6
Best Estimate (2C)	110.1	110.1	128.4
High Estimate (3C)	264.4	264.4	308.5

(1)

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable because of one or more contingencies. The contingent resources shown in the table above have been estimated using probabilistic methods. The probability that the quantities of resources actually recovered will equal or exceed the estimated amounts for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, assuming a discovery is made, the best estimate contingent resources on the Gabriella block have a reasonable chance of being commercial.

(2)	Based on well test information, a gas-oil ratio of 1000 standard cubic feet per barrel was estimation for the 1C, 2C and 3C estimates.

(3)

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Gabriella License – Prospective Resources

The estimated unrisked gross (100%) prospective gas resources for these prospective reservoirs, as of March 1, 2012 are:

Summary of Gross (100 percent) Prospective Resource(1) Estimates of Prospective Reservoirs

		Unrisked Gross (100 percent) Prospective Resources
Prospective Reservoir	Category	Oil Resources (MMbbl)	Condensate (MMbbl)	Gas (Bcf)	Oil Equivalent (Mmboe(2))
Miocene	Low Estimate	0.0	1.4	69.9	13.0
	Best Estimate	0.0	7.0	257.1	49.8
	High Estimate	0.0	25.7	773.5	154.6

Talme Yafe	Low Estimate	0.0	0.8	39.6	7.4
	Best Estimate	0.0	4.7	174.7	33.8
	High Estimate	0.0	18.6	562.6	112.3

Gevar Am	Low Estimate	0.0	1.1	52.2	9.8
	Best Estimate	0.0	5.7	209.3	40.6
	High Estimate	0.0	21.7	670.7	133.5

(1)

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. The prospective resources included in this report indicate exploration opportunities and development potential in the event a petroleum discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

(2)

The prospective resources shown in the table above have been estimated using probabilistic methods and are dependent on a petroleum discovery being made. If a discovery is made and development is undertaken, the probability that the recoverable volumes will equal or exceed the unrisked estimated amounts above for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, with the assumption a discovery is made, the unrisked best estimate prospective resources on the Gabriella block have a reasonable chance of being commercial.

(3)

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The table below illustrates the geological risk elements and overall probability of geological success for each of the three prospective reservoirs.

Risk Elements

Prospective Reservoir	Geologic Risk Elements (Percent)
	Trap Integrity	Reservoir Quality	Source Evaluation	Timing/ Migration	Probability of Geologic Success (Percent)
Miocene	60	30	90	90	15
Talme Yafe	60	50	90	90	24
Gevar Am	60	50	90	90	24

Each reservoir was evaluated to determine ranges of in – place and recoverable petroleum and was risked as an independent entity without dependency between potential perspective reservoir drilling outcomes.

Yitzhak License - Prospective Resources

The Yitzhak License is located approximately 38 kilometers north - northwest of Tel Aviv, in the waters offshore Israel. The block covers an area of approximately 128 square kilometers (31,630 acres) and is in water depths that range from 75 meters on the east side of the block to just over 225 meters on the west side of the block. Two wells, the Delta 1, and Delta 1A have been drilled on the block.

The estimated gross (100%) prospective resources from the Jurassic Formation, as of March 1, 2012 are:

Summary of Gross (100 percent) Prospective Resource(1) Estimates of Prospective Reservoirs

		Unrisked Gross (100%) Prospective Resources
Prospective Reservoir	Category	Oil (MMbbl)	Condensate (MMbbl)	Gas (Bcf)	Oil Equivalent (Mmboe(3))
Talme Yafe	Low Estimate	0.0	2.4	112.1	21.1
	Best Estimate	0.0	13.2	486.7	94.3
	High Estimate	0.0	58.2	1807.6	359.5

Gevar Am	Low Estimate	0.0	1.8	78.8	14.9
	Best Estimate	0.0	12.4	457.4	88.6
	High Estimate	0.0	68.1	2206.4	435.8

Jurassic (2)	Low Estimate	28.3	0.0	28.3	33
	Best Estimate	79.1	0.0	79.1	92.3
	High Estimate	167.6	0.0	167.6	195.6

(1)

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. The prospective resources included in this report indicate exploration opportunities and development potential in the event a petroleum discovery is made and should not be construed as reserves or contingent resources. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

The prospective resources shown in the table above have been estimated using probabilistic methods. The probability that the quantities of resources actually recovered will equal or exceed the estimated amounts for the low estimate is 90%, for the best estimate is 50% and the high estimate is 10%. Based on analogous field developments, assuming a discovery is made, the best estimate contingent resources on the Yitzhak block have a reasonable chance of being commercial.

(2)	Based on well test information, a gas-oil ratio of 1,000 standard cubic feet per barrel was estimated for the Jurassic prospective reservoir low, best and high estimates

(3)

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The table below illustrates the geological risk elements and overall probability of geological success for each of the three prospective reservoirs.

Risk Elements

Prospective Reservoir	Geologic Risk Elements (Percent)
	Trap Integrity	Reservoir Quality	Source Evaluation	Timing/ Migration	Probability of Geologic Success (Percent)
Talme Yafe	60	50	90	90	24
Gevar Am	70	50	90	90	25
Jurassic	70	70	90	90	40

The estimates in this report have been prepared in accordance with the definitions and guidelines set forth in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and Section 5 of Volume 1, Second Edition, of the Canadian Oil and Gas Evaluation Handbook (COGEH), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society) (the latter of which is now the Petroleum Society of Canada).

Gabriella and Yitzhak Working Interests

In the Gabriella License, Adira holds a Working Interest of 15% plus a 15% back-in option from Modi’in Energy LP (“Modi’in”), upon discovery at cost. In addition, Adira has various combined Overriding Royalty Interests (“ORRI”) of between 4.5% and 10.5%, and management fees in the license from Modi’in and its general partner. After combining the ORRI and management fees with Adira’s Working Interest and back-in rights, Adira has an ultimate economic interest of over 40% in the Gabriella License.

In the Yitzhak License, Adira holds a Working Interest of 60%. In addition, Adira has a 4.5% ORRI from two of its partners’ who collectively hold a 25% working interest in the license.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which focuses offshore Israel. The Company has three petroleum exploration licenses; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	ritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.